                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             CANISCO RESOURCES, INC.
                                (Name of Issuer)

                          ---------------------------

                    COMMON STOCK, $.0025 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                          ---------------------------

                                   137587-10-1
                                 (CUSIP Number)

                          ---------------------------

                               Mr. C. Byron Snyder
                          1502 Augusta Drive, Suite 425
                              Houston, Texas 77057
                                 (713) 243-7300
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                          ---------------------------

                                 April 16, 1999
             (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement
               on Schedule 13G to report this acquisition which is
                 the subject of this Schedule 13D, and is filing
                this Schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box: [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          ---------------------------

                               Page 1 of 12 Pages

                                                              Page 2 of 12 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              SCC Investment I, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              2,666,666*
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              2,666,666*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,666,666*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.3%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
================================================================================

* Represents shares of common stock, par value $.0025 per share ("Common Stock") of Canisco Resources, Inc. ("CANRC"), issuable upon conversion of 80,000 shares of CANRC's 7 1/2% Series A Redeemable Convertible Preferred Stock, $1.00 par value per share. Does not include shares of Common Stock issuable upon exercise of the Series A Investment Incentive Warrant which is not presently exercisable.

** Based on information provided by CANRC as of December 31, 1998.

                                                              Page 3 of 12 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              SCC Investment II, LLC
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              2,666,666*
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              2,666,666*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,666,666*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.3%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO (Limited Liability Company)
================================================================================

* Represents shares of common stock, par value $.0025 per share ("Common Stock") of Canisco Resources, Inc. ("CANRC"), issuable upon conversion of 80,000 shares of CANRC's 7 1/2% Series A Redeemable Convertible Preferred Stock, $1.00 par value per share. Does not include shares of Common Stock issuable upon exercise of the Series A Investment Incentive Warrant which is not presently exercisable.

** Based on information provided by CANRC as of December 31, 1998.

                                                              Page 4 of 12 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Sterling City Capital, LLC
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              2,666,666*
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              2,666,666*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,666,666*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.3%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO (Limited Liability Company)
================================================================================

* Represents shares of common stock, par value $.0025 per share ("Common Stock") of Canisco Resources, Inc. ("CANRC"), issuable upon conversion of 80,000 shares of CANRC's 7 1/2% Series A Redeemable Convertible Preferred Stock, $1.00 par value per share. Does not include shares of Common Stock issuable upon exercise of the Series A Investment Incentive Warrant which is not presently exercisable.

** Based on information provided by CANRC as of December 31, 1998.

                                                              Page 5 of 12 Pages

                                  SCHEDULE 13D

         Introductory Note: All information herein with respect to Canisco Resources, Inc., a Delaware corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.0025 per share (the "Common Stock"), of Canisco Resources, Inc., a Delaware corporation ("CANRC"). The principal executive offices of CANRC are located at 300 Delaware Avenue, Suite 714, Wilmington, Delaware 19801.

Item 2.  Identity and Background.

         This Statement on Schedule 13D is filed by (i) SCC Investment I, L.P., a Texas limited partnership ("SCC I"); (ii) SCC Investment II, LLC, a Texas limited liability company ("SCC II"), as the general partner of SCC I; and (iii) Sterling City Capital, LLC, a Texas limited liability company ("Sterling City"), as the sole member of SCC II (SCC I, SCC II and Sterling City are sometimes collectively referred to herein as the "Reporting Persons"). Certain members of management of CANRC's subsidiaries will be limited partners in SCC I. SCC I and SCC II were formed for purposes of consummating the transaction described in
Item 4 below. The principal business address of each of the Reporting Persons is 1502 Augusta Drive, Suite 425, Houston, Texas 77057.

         None of the Reporting Persons or any person set forth in Annex A have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons or any person set forth in Annex A were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On April 16, 1999, SCC I, Sterling City and CANRC entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") which is described in response to Item 4. The source of funds for the purchase of the Series A Preferred Stock and the Warrant, as described in Item 4, at the Initial Closing and any subsequent closings, as described below, will be the funding by limited partners and the general partner of SCC I.

Item 4.  Purpose of Transaction.

         Securities Purchase Agreement. On April 16, 1999, SCC I, Sterling City and CANRC entered into an agreement whereby SCC I has agreed to purchase from CANRC, and CANRC has agreed to sell to SCC I, (i) 80,000 shares of 7 1/2% Series A Redeemable Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), of CANRC and (ii) the Series A Investment Incentive Warrant contingently exercisable into 11% of the total Common Stock of CANRC, on a

                                                              Page 6 of 12 Pages

fully-diluted basis upon the satisfaction of certain financial targets (the "Warrant") for consideration consisting of $8,000,000 in cash (the Series A Preferred Stock and the Warrant are collectively referred to herein as the "Purchased Securities"). The Securities Purchase Agreement also provides that for the twelve months following the closing of the purchase and sale of the Purchased Securities (the "Initial Closing"), CANRC has the discretion, at the election of the Common Stock directors (as defined below) to issue and sell up to an additional 20,000 shares of Series A Preferred Stock, which SCC I must purchase, for cash consideration consisting of $100.00 per share of Series A Preferred Stock. The Securities Purchase Agreement also contains customary representations and warranties, indemnification provisions and provisions intended to limit the Reporting Persons' obligations and liabilities to CANRC.

         The right to purchase the Purchased Securities was the result of negotiated transactions with CANRC. SCC I intends to acquire the Purchased Securities as an investment which will be subject to the terms of the Securities Purchase Agreement. By reason of its rights to representation on the Board of Directors of CANRC as more fully discussed below and the voting rights related to the Series A Preferred Stock, SCC I expects that it will be able to influence the management and policies of CANRC. SCC I may, subject to the terms of applicable securities laws, market conditions and its assessment of the business prospects of CANRC, acquire additional shares of Series A Preferred Stock of CANRC or Common Stock of CANRC from time to time in open market purchases or otherwise, as it determines in its sole discretion. SCC I has not (i) determined whether it will acquire additional shares of Series A Preferred Stock of CANRC or additional shares of Common Stock of CANRC or (ii) determined whether it may be willing to invest any additional amount of money in CANRC, other than as described above with respect to CANRC's right to issue up to 20,000 additional shares of Series A Preferred Stock for a maximum of $2,000,000.

         SCC I intends to evaluate the business prospects of CANRC, and its present and future intentions in, and intentions with respect to, CANRC and at any time may decide to dispose of any or all of the shares of Series A Preferred Stock or Common Stock then owned by it, subject to the terms of applicable securities laws and any ongoing obligations under the Securities Purchase Agreement, including, but not limited to the provision contained in the Securities Purchase Agreement requiring that the general partner of SCC I must be an entity directly or indirectly owned wholly by Sterling City.

         The Securities Purchase Agreement, the Certificate of Designation (as defined below) and the Warrant are each attached as exhibits to this Statement on Schedule 13D, are incorporated herein by reference and the summaries of the terms of such agreements are qualified by reference to the actual agreements.

         Certificate of Designation. Pursuant to the Certificate of Designation, Preferences and Rights of 7 1/2% Series A Redeemable Convertible Preferred Stock of CANRC (the "Certificate of Designation"), upon issuance, any and all of the shares of Series A Preferred Stock held by SCC I are convertible at any time, at the option of SCC I, into shares of Common Stock at the initial conversion price of $3.00 per share (the "Initial Conversion Price"), subject to antidilution provisions. The number of shares of Common Stock issuable upon conversion of the 80,000 shares of Series A Preferred Stock by the Reporting Persons was determined by dividing $8,000,000 by the Initial Conversion Price.

                                                              Page 7 of 12 Pages

         Under the Certificate of Designation, shares of Series A Preferred Stock accrue dividends at the rate of $7.50 per share per year which are payable quarterly in cash. At CANRC's election, any dividend may be paid in additional shares of Series A Preferred Stock; however, SCC I may request that up to 40% of any dividend payable in additional shares of Series A Preferred Stock be paid in cash. Dividends on the Series A Preferred Stock are paid when, as and if declared by the CANRC Board of Directors. Dividends which accrue but are not paid, will accrue additional dividends in respect thereof compounded annually at the rate of 7 1/2% per year. Dividends on the shares of Series A Preferred Stock are payable in years three though five only if the market price of the Common Stock reaches or exceeds specified target prices for 40 consecutive trading days during such periods. CANRC has the right, after three years, to redeem shares of the Series A Preferred Stock at $100 per share, plus accrued but unpaid dividends, or convert shares of Series A Preferred Stock into Common Stock, if the market price of the Common Stock achieves $6.00 per share, subject to dilution adjustments, for 40 consecutive days (including, with respect to the Company's option to convert such shares, on the day of conversion). CANRC must redeem the Series A Preferred Stock after five years.

         The Certificate of Designation also provides that during such time as the Series A Preferred Stock is outstanding, the CANRC Board of Directors will consist of not less than nine directors. At the Initial Closing, the CANRC Board of Directors will be increased from 6 directors to 9 directors and pursuant to the Certificate of Designation, SCC I will be entitled to elect 6 directors. Initially, the method for electing directors to the CANRC Board of Directors will be such that the holders of record of shares of Common Stock, voting together as a single class, will be entitled to elect 3 directors (the "Common Stock Directors") and SCC I, voting as a separate class, will be entitled to elect 6 directors (the "Series A Preferred Stock Directors"). Pursuant to SCCI's organizational documents, two of the six directors to be elected by SCC I will be persons selected by those members of management of CANRC and its subsidiaries who are limited partners of SCC I. The number of Series A Preferred Stock Directors will be reduced in future periods in the event that the number of shares of Series A Preferred Stock outstanding is reduced by conversion, redemption or otherwise.

         Pursuant to the Securities Purchase Agreement and the Certificate of Designation, upon the occurrence of the Initial Closing, SCC I will own 80,000 shares of Series A Preferred Stock and will be entitled to vote together with the holders of Common Stock on all matters to be voted on by CANRC's holders of Common Stock. When voting together with the holders of Common Stock on any matter, each share of Series A Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible (initially based on the Initial Conversion Price) as of the record date for such vote. As such, the shares of Series A Preferred Stock purchased by SCC I at the Initial Closing will represent 2,666,666 shares of Common Stock, or approximately 51.3% of the outstanding Common Stock.

         Further, under the Certificate of Designation, so long as any shares of Series A Preferred Stock are outstanding, the holders of a majority of the Preferred Stock voting separately as a class shall be required before CANRC may
(i) amend or alter CANRC's Certificate of Incorporation, in a manner adverse to the holders of Series A Preferred Stock; (ii) issue additional shares of CANRC Common Stock, or its equivalent, in excess of 20% of the Common Stock then outstanding; (iii) incur debt in excess of 20% of then outstanding indebtedness (for such purposes any undrawn indebtedness under CANRC's credit agreement shall be deemed to be outstanding); (iv) sell all or substantially all of the assets;
(v) voluntarily liquidate CANRC; (vi) any other act on which the holders of Series A Preferred

                                                              Page 8 of 12 Pages

Stock would be entitled by law to vote separately as a class; or (vii) issue any security ranking junior to or on a parity with the Series A Preferred Stock.

         Warrant Certificate. The Warrant is not immediately exercisable and will not be exercisable until CANRC's revenues exceed $200 million and historical EBITDA (earnings before interest, taxes, depreciation and amortization) exceeds $12.0 million during any historical trailing 12 month period. Upon satisfaction of such conditions, the Warrant will then become exercisable, subject to antidilution adjustment, into 11% of the total Common Stock of CANRC, on a Fully-Diluted basis, as defined in the Warrant, as of the date the Warrant first becomes exercisable. The Warrant expires on the seventh anniversary of its issuance, irrespective of whether the Warrant was exercisable. Shares of Common Stock issuable upon exercise of the Warrant have not been included in the shares reported as owned by the Reporting Persons.

         The transaction contemplated in this Item 4 will result in a change of control of CANRC. Specifically, the Series A Preferred Stock to be purchased by SCC I at the Initial Closing will represent 2,666,666 shares of Common Stock, and SCC I will be entitled to vote together with the holders of Common Stock on all matters to be voted on by CANRC's holders of Common Stock. Based on information contained in the Form 10-Q of CANRC for the quarterly period ended December 31, 1998 as to the number of shares of Common Stock outstanding, SCC I's ownership of the 2,666,666 shares of Common Stock underlying the Series A Preferred Stock will represent 51.3% of CANRC's Common Stock.

         Sterling City and Messrs. T. Mansfield, Gossett, Snyder, and D. Mansfield have entered into a letter agreement with SCC I to fund, as partners in SCC I, amounts required in order for SCC I to meet its obligations to CANRC under the Securities Purchase Agreement.

         SCC I will enter into an agreement with CANRC whereby SCC I will provide certain administrative services to CANRC for an annual fee, payable quarterly in cash, of $100,000.

         SCC I intends to assist management of CANRC with executing a growth strategy involving selective acquisitions and focusing on internal growth opportunities.

         In connection with the Initial Closing, Ralph A. Trallo, the current President and Chief Executive Officer of CANRC, will continue his employment with CANRC as a consultant and will become Vice Chairman of the Board of Directors of CANRC. It is expected that upon the Initial Closing, Mr. C. Byron Snyder will become Chairman of the Board of Directors and Chief Executive Officer of CANRC. In addition, at the Initial Closing, Mr. Roger Gossett, who serves as President and Chief Executive Officer of Cannon Sline, Inc., an operating subsidiary of CANRC, will become President and Chief Operating Officer of CANRC. Also, pursuant to the terms of the Securities Purchase Agreement and the Certificate of Designation, (i) the Board of Directors will be increased to nine members; (ii) three members of CANRC's existing Board of Directors will resign; and (iii) the holders of the Series A Preferred Stock will elect six of the nine members of the Board.

         The Board of Directors of CANRC has approved the acquisition of shares of Series A Preferred Stock and the Warrant (and underlying Common Stock) by SCC I for purposes of Section 203 of the Delaware General Corporation Law.

                                                              Page 9 of 12 Pages

          Other than as described in this Statement on Schedule 13D, none of the Reporting Persons has any plans to effect:

         (a) the acquisition by any person of additional securities of CANRC, or the disposition of securities of CANRC;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CANRC or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of CANRC or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of CANRC, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

         (e) any material change in the present capitalization or dividend policy of CANRC;

         (f) any other material change in CANRC's business or corporate structure;

         (g) any change in CANRC's charter, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of CANRC by any person;

         (h) the delisting of any class of securities of CANRC from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) any class of equity securities of CANRC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of CANRC

         None of the Reporting Persons or any person set forth in Annex A directly owns any Common Stock of CANRC. As set forth in this Statement on
Schedule 13D, upon the occurrence of the Initial Closing, (i) SCC I will own 80,000 shares of Series A Preferred Stock, which is initially convertible into 2,666,666 shares of Common Stock of CANRC; (ii) SCC II, as the general partner of SCC I, will indirectly own the 80,000 shares of Series A Preferred Stock and the 2,666,666 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by SCC I; and (iii) Sterling City, as the sole member of SCC II, will indirectly own the 80,000 shares of Series A Preferred Stock and the 2,666,666 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by SCC I. If all of the Series A Preferred Stock held by SCC I were converted, the shares of Common Stock issuable upon such conversion would represent approximately 51.3% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of December 31, 1998 as represented by CANRC in its 10-Q for the quarterly period ended December 31,
1998). In addition, SCC I has the right to acquire additional shares of CANRC's Common Stock by virtue of the Warrant, which, upon the satisfaction of certain financial conditions by CANRC during any historical trailing 12 month period, is exercisable into 11% of the total Common Stock of CANRC, on a Fully-Diluted basis, as described in the Warrant.

                                                             Page 10 of 12 Pages

         As described above, SCC I will own, and SCC II and Sterling City may be deemed to beneficially own the Warrant which is not presently exercisable and therefore none of the foregoing persons may be deemed to beneficially owned the indeterminate number of shares of Common Stock issuable upon exercise of the Warrant described herein held by SCC I.

         Other than the transactions described herein, none of the Reporting Persons or any person set forth on Annex A has effected any transactions in the Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of CANRC.

         Except for (i) the agreements described in the Schedule 13D filed by certain members of management of CANRC's subsidiaries; (ii) the arrangements set forth in the Limited Partnership Agreement of SCC I; and (iii) the agreements described in response to Items 3, 4 and 5, to the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to the securities of CANRC, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1   Securities Purchase Agreement dated as of April 16, 1999 among SCC
             I, Sterling City and CANRC.
         2   Certificate of Designation with respect to the Series A Preferred
             Stock, filed as Exhibit A to the Securities Purchase Agreement filed herein as Exhibit 1.
         3   Series A Investment Incentive Warrant, filed as Exhibit B to the
             Securities Purchase Agreement filed herein as Exhibit 1.
         4   Joint Filing Agreement by and among the Reporting Persons.

                                                             Page 11 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 1999.               SCC INVESTMENT I, L.P.

                                     By:    SCC Investment II, LLC, its General
                                            Partner

                                     By:    Sterling City Capital, LLC, its sole
                                            member

                                     By:    /s/ C. Byron Snyder
                                            ------------------------------------
                                     Name:  C. Byron Snyder
                                     Title: President of Sterling City Capital,
                                            LLC


Dated: April 26, 1999.               SCC INVESTMENT II, LLC

                                     By:    Sterling City Capital, LLC, its sole
                                            member

                                     By:    /s/ C. Byron Snyder
                                            ------------------------------------
                                     Name:  C. Byron Snyder
                                     Title: President of Sterling City Capital,
                                            LLC


Dated: April 26, 1999.               STERLING CITY CAPITAL, LLC


                                     By:    /s/ C. Byron Snyder
                                            ------------------------------------
                                     Name:  C. Byron Snyder
                                     Title: President

                                                             Page 12 of 12 Pages



                                     ANNEX A



NAME & ADDRESS                          POSITION                CITIZENSHIP
--------------                          --------                -----------
C. BYRON SNYDER                         PRESIDENT                  U.S.
1502 AUGUSTA DRIVE, SUITE 425
HOUSTON, TEXAS 77057

                               INDEX TO EXHIBITS

Exhibit No.                          Description
-----------                          -----------

      1 Securities Purchase Agreement dated as of April 16, 1999 among SCC I, Sterling City and CANRC.

      2 Certificate of Designation with respect to the Series A Preferred Stock, filed as Exhibit A to the Securities Purchase Agreement filed herein as Exhibit 1.

      3 Series A Investment Incentive Warrant, filed as Exhibit B to the Securities Purchase Agreement filed herein as Exhibit 1.

      4         Joint Filing Agreement by and among the Reporting Persons.